Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) sent the following email to its Leadership Briefing Group.

September 27, 2010

To:	Leadership Briefing
From:	Gary
Re:	Southwest Acquisition of AirTran

Good morning, Fellow Leaders. Today is an exciting day, and I want you all to share in the excitement. Southwest Airlines has just announced that we have signed a definitive agreement to acquire AirTran Holdings, Inc., a parent company of AirTran Airways (AirTran). The acquisition of AirTran presents a unique opportunity for us to grow Southwest and take a significant step toward achieving our strategic goals over the next decade.

•	The acquisition accelerates our goal to boost profitability and achieve our financial targets.

•	It gives us access to key markets where we have no presence.

•	It provides for additional Boeing 737-700 deliveries to meet our re-emerging fleet growth needs.

AirTran’s Board of Directors has agreed to sell. And we are in a strong position to buy— due in large part to your extraordinary efforts to lead Southwest through this past decade. This is a huge deal for us, but eminently manageable. As I said at our July Leadership Summit:

“As our first four decades come to a close, and as we begin our fifth decade in 2011, our momentum is stronger than at any time in our history. … In four key categories—Culture, Operations, Customers, and Financials—we emerged from the worst decade in aviation history, stronger than ever before. Without a doubt, it took a group of stout-hearted, iron-willed Warrior Leaders to lead us to this great position in which we find ourselves. Because of your Leadership, because of our position, we can think about the future and not just survival. We are on a journey envisioning, designing, and building Southwest Airlines. … We can actually, realistically be proud of our history, and look forward to the dawn of a new decade.”

So, as we look forward, let me tell you why we’re doing this, what we get for it, and what happens over the next months and years. As of today, our operation does not change; our policies do not change. We will continue to operate as independent airlines for some time.

At this point, we simply have a contract to acquire AirTran. Until we get U.S. Department of Justice (DOJ) and other necessary regulatory approvals, as well as the approval of AirTran stockholders, we cannot acquire AirTran.

Why Are We Acquiring AirTran?

1.	We are healthy and prepared. We have a strong Culture, outstanding Customer Service, excellent operations, a leading brand and Customer Experience, a nationwide route network, the strongest balance sheet in the domestic airline industry, and a cash flow and profit outlook that support our consideration of this opportunity. If we were not healthy, we could not consider this.

2.	AirTran brings us an all-Boeing fleet, a similar high-quality, low-cost operation, a low-fare brand, and a significant and strategic expansion to our domestic route map, namely with the addition of Atlanta. In short order, Atlanta could be our largest daily operation. Absent this acquisition, there is currently no profitable near-term alternative to add Atlanta to our network.

3.	It enables immediate and significant growth and positions us firmly for follow-on fleet growth. Absent this deal, we do not have any plans to grow the fleet. Acquiring AirTran allows us to add 138 aircraft, an increase of 25 percent. Further, based on AirTran’s 2009 financial performance, it also is expected to add more than $2 billion in annual revenues, which would be an increase of more than 20 percent over our 2009 revenues. By adding Atlanta and the related profit opportunities, we have the potential for financial returns to justify adding aircraft as well as the Customer demand to add flights. We see significant growth opportunities out of Atlanta and into our network that will bring more competition, more low fares, and more Customers. Without this acquisition, we do not have these same profit and growth opportunities.

4.	It allows for significant route network development into very challenging (for Southwest) markets. AirTran has slots at New York La Guardia and Ronald Reagan Washington National airport, where we have limited or no presence, respectively. AirTran also operates near-international flights, and serves smaller cities with less frequency than we do, which would provide us first-hand and meaningful insight into these new expansion opportunities. Absent this deal, these would not be realistic near-term opportunities.

5.	AirTran fits into our vision beautifully. We have a strong Team. We have the strongest group of Leaders ever assembled at Southwest. We have significant momentum in terms of technology and change management. We have put a considerable amount of effort into organizing and planning the work involved with integrating an airline such as AirTran. We have a lot of work ahead of us. Our preparation is critical as we face this huge task, but our efforts, thus far, have positioned us to take this on and do it well.

6.	We estimate the combination of Southwest and AirTran has the potential to yield annual net synergies in excess of $400 million through a highly complementary network and fleet commonality. We project this acquisition would result in a 15 percent pretax investment return upon full realization of estimated net synergies and excluding one-time acquisition and integration costs.

What does AirTran bring to the table?

While I’ve covered some of this, here’s a quick recap of AirTran assets:

•	More than $400 million in cash

•

An all-Boeing fleet of 86 Boeing 717 aircraft and 52 Boeing 737-700. We plan to keep and operate the 117-seat 717s in smaller markets. Eventually, all aircraft will be transitioned to the Southwest livery.

•	37 new airports, five of which are near-international destinations (excluding service to DFW).

•	A strong presence (more than 200 flights per day) in Atlanta as over half of their capacity serves Atlanta.

•	A boost in our existing presence in Milwaukee, Baltimore, and Orlando.

•	Slots at La Guardia and Reagan National.

•	Approximately 8,000 Crew Members who, like our Employees, are willing to innovate and rally around a cause.

•	$2.5 billion in revenues and $128 million in operating income (excluding special items) for the 12 months ended June 30, 2010.

•	A high-quality, low-cost, low-fare philosophy consistent with ours.

What happens next and when?

First of all, we have a signed definitive agreement and obtained approval from the Boards of both companies for Southwest to acquire AirTran. To complete the acquisition, we need:

•	DOJ and other certain regulatory approvals and

•	AirTran stockholder approval.

After closing, the plan is to integrate AirTran into Southwest within two years. We have an Integration Team already established, being led by Jeff Lamb, Senior Vice President Administration and Chief People Officer.

During the transition, major integration activities include:

•	Onboarding of AirTran Crew Members (as they refer to all their employees) into Southwest Culture

•	Converting the Customer Experience to Southwest

•	Establishing a Single Operating Certificate with the FAA

•	Combining/integrating the operation completely into Southwest

Labor unions will negotiate seniority integration, and Southwest will negotiate agreements, as necessary, to address new contractual items. There are numerous business practices to work through, as well, including AirTran’s AirCell and Live TV (Sirius radio) onboard contracts.

Soon, we will be including many of you on detailed Integration Teams. As part of our 2011 planning, we also will need to add these integration efforts to our respective to-do lists. Our responsibilities may ebb and flow as some of us focus on the integration, while others focus on continuing to keep our business strong. We will proceed with our Mexico service through our relationship with Volaris and the deployment next year of our new and improved Rapid Rewards program. We will decide, soon, whether to add the -

800 to our fleet beginning in 2012. In addition, we have decided to proceed with a new reservation system that replaces SAAS. Other projects planned for 2011 and 2012 may need to be reprioritized, accordingly. This is a key area where I am asking for your help, it is essential that we do not over-commit our resources and People.

What is your role?

Your support and endorsement of this initiative is vital. As I shared at the Leadership Summit in July, “The speed of the Leader determines the speed of the Team.” Be intentional about talking with your Employees. Empower and encourage your Leaders in the Field to talk to their Employees.

This is a very exciting time, but it will require your strong Leadership, lots of Teamwork, and above all, your commitment to listen and talk to your Employees about any concerns/questions they may have. In announcing a change as significant as this, it’s imperative that our Employees hear directly from their Leaders. Please be available for your Employees and their questions.

This is going to be an extensive, but exciting, process. We will rely on you for constant feedback. An e-mail account has been established (lowfaresfarther@wnco.com) for our Leaders to submit common questions. As you hear consistent themes from Employees, send them along so we can continue to find answers and keep our Employees informed. We’ve also set up a new site—www.lowfaresfarther.com—where Employees can direct family and friends with questions.

As I said in my Mid-Year Update, “I’m ready to take Southwest Airlines to places we’ve never been before. Are you ready for the ride?” I can’t think of a better group of Leaders that I would want to be with on this ride as we begin the next journey for Southwest Airlines. Thank you for all you are doing to lead Southwest Airlines into the future.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future.

Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth and competitive position; (iii) its Customer experience; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.